Poniard Pharmaceuticals, Inc.

300 Elliot Avenue West, Suite 530

Seattle, WA 98119

March 22, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Re:	Poniard Pharmaceuticals, Inc.

   Registration Statement on Form S-4

   File No. 333-175778

Ladies and Gentlemen:

Poniard Pharmaceuticals, Inc., a Delaware corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests to withdraw from registration the Registration Statement on Form S-4 (File No. 333-175778), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 25, 2011 and amended on September 6, 2011, September 26, 2011 and October 6, 2011, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because the merger transaction between the Company and Allozyne, Inc. (“Allozyne”) was terminated by the parties on December 21, 2011. The Company filed a Report on Form 8-K announcing this termination. Although the Registration Statement was declared effective by the Commission on October 7, 2011, no securities of the Registrant were offered or sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to Bruce McNamara of Perkins Coie LLP, the Company’s counsel, by fax at (650) 838-4593. If you have any questions regarding this request for withdrawal, please contact Mr. McNamara at (650) 838-4393.

Very truly yours, PONIARD PHARMACEUTICALS, INC.

By:	/S/ MICHAEL K. JACKSON
Name:	Michael K. Jackson
Title:	Interim Chief Financial Officer